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                              June 13, 2023

       Mark Hanchett
       Chief Executive Officer
       Nxu, Inc.
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Nxu, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 15,
2023
                                                            CIK No. 0001971382

       Dear Mark Hanchett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please refer to our comment letters to Atlis Motor Vehicles Inc.'s registration statement on
                                                        Form S-1 (File No.
333-269120). It appears that some of the disclosure added in response to our previous
comments has not been included in this draft registration statement. Please revise this draft
registration statement to conform to applicable comments contained in those comment letters.
   2. We note your disclosure that "Nxu is an early-stage company and has not yet scaled production of its
products or delivered any products to customers" and "[w]e intend to deliver battery cells
and packs to customers in 2023." For each of your expected products, disclose, as
applicable, why there have been delays in development and production.
 Mark Hanchett
Nxu, Inc.
June 13, 2023
Page 2
3. We note your disclosure on pages 21 and F-29 related to the event of default under your outstanding convertible notes. Revise the summary of the prospectus section to discuss the company's current debt, the event of default and the status of any negotiations or discussions with holders of the convertible notes.
4. Please tell us whether you intend to file post-effective amendments to Atlis Motor
         Vehicle's current registration statements, expressly adopting such registration statements as your own for all purposes under the Securities Act and the Securities Exchange Act.
         Refer to Securities Act Rule 414.
5.       We note your disclosure in your Form 8-K12G3 that    [f]uture filings
by Nxu with the
         Securities and Exchange Commission (the    SEC   ) will be filed by
Nxu under Atlis   s
         existing CIK number: 0001722969.    Please ensure that future filings
are made under the
         Atlis CIK number.
6. Please file a Form 15 and a Form 25 or tell us why you are not required to do so.
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameMark Hanchett                                Sincerely,
Comapany NameNxu, Inc.
                                                               Division of
Corporation Finance
June 13, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName